EXHIBIT 12.1

THE WET SEAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

(AMOUNTS IN THOUSANDS, EXCEPT RATIOS AND WHERE NOTED)

	February 3, 2007		January 28, 2006	January 29, 2005	January 31, 2004	February 1, 2003
EARNINGS:
(Loss) income from continuing operations before income taxes	$(12,530)		$(29,032)	$(164,080)	$(61,287)	$10,309
Fixed charges	39,868		54,618	24,898	22,965	21,676
Accretion of non-cash dividends on convertible preferred stock			(23,317)

Total earnings	$27,338		$2,269	$(139,182)	$(38,322)	$31,985

FIXED CHARGES:
Interest expense and amortization of deferred financing costs	$23,177		$15,030	$2,663	$—	$—
Estimated interest expense included in minimum gross rent (5)	16,691		16,271	22,235	22,965	21,676
Accretion of non-cash dividends on convertible preferred stock			23,317

Total fixed charges	$39,868		$54,618	$24,898	$22,965	$21,676

RATIO OF EARNINGS TO FIXED CHARGES	—	(1)	— (2)	— (3)	— (4)	1.48

(1)	Earnings were insufficient to cover fixed charges by $12.5 million.
(2)	Earnings were insufficient to cover fixed charges by $52.3 million.
(3)	Earnings were insufficient to cover fixed charges by $164.1 million.
(4)	Earnings were insufficient to cover fixed charges by $61.3 million.
(5)	Interest component is estimated to be one-third of minimum gross rent.